CALAMOS ADVISORS TRUST

                       SUPPLEMENT DATED FEBRUARY 20, 2003
                         TO PROSPECTUS DATED MAY 1, 2002




     Effective May 1, 2003:

        o Calamos Convertible Portfolio will be renamed Calamos Growth and Income Portfolio;

        o The investment objectives of the Portfolio will be high long-term total return through growth and current income; and

        o The Portfolio will not have a policy of investing of at least 80% of its net assets (including borrowing)in convertible securities.

     Effective immediately, the last sentence of the paragraph in the section entitled "Types of Investments - June Bonds" on page 7 of the Prospectus is deleted and is replaced with the following:

     The Portfolio will not, however, acquire a security rated below C.